U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

               For Period Ended:  December 31, 1998
                                  -----------------

                     [ ] Transition Report on Form 10-K or Form 10-KSB
                     [ ] Transition  Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition  Report on Form 10-Q [ or Form 10-QSB]
                     [ ] Transition Report on Form N-SAR

                     For the Transition Period Ended:
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               Read Attached Instruction Sheet Before Preparing Form:
                     Please Print or Type.

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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               If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                     ___________________________________________

                         Part I --Registrant Information

               Full Name of Registrant:   Allied Products Corporation
               Former Name if Applicable
               Address of Principal Executive Office (Street and Number):
                                          10 South Riverside Plaza
               City, State and Zip Code:  Chicago, Illinois  60606

                       Part II -- Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  [X]     (a)  The  reasons described  in  reasonable detail in
                               Part III of this form could not be eliminated without unreasonable effort or expense;

                  [ ]     (b) The subject annual report, semi-annualreport,
                              transition report on Form 10-K or Form 10- KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB), or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  [ ]     (c) The  accountant's  statement  or other exhibit
                              required by the Rule 12b-25(c) has been attached if applicable.



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                              Part III -- Narrative

         State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                           Subsequent  to  the  end of  1998,  the  Company  was
                  informed that the accounting for certain stock option exercise transactions during 1996, 1997 and the first quarter of 1998 was not in compliance with generally accepted accounting principles. The recognition of compensation expense for certain option exercises during each of these periods was required. It was further determined that the gross profit margins at the Verson division were stated incorrectly in all quarters of 1997 and the first three quarters of 1998. Previously issued consolidated financial statements (including notes to such statements and the related management discussion and analysis) are required to be restated. The Company is in the process of preparing such statements for review by the auditors. Such restatements [and related audits] have not been completed at this time and it is not expected that such restatements will be completed prior to the time period contemplated by paragraph (b) of Part II of this Form 12b-25. The Company is also in discussion with its current lenders regarding amendments to its current bank agreement. While the Company has not been declared in default under its bank agreement, it is concerned with its ability to satisfy the financial covenants contained in such bank agreement and is therefore seeking modification of the agreement.

                          Part IV -- Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

             Robert Fleck                 (312)                   454-1020
             ------------                 -----                   --------
                (Name)                 (Area Code)           (Telephone Number)

         (2)  Have all other periodic reports required under     [X] Yes [ ] No
              Section 13 or 15(d) of the Securities Exchange
              Act of 1934 or Section 30 of the Investment
              Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         (3)  Is it anticipated that any significant change in   [X] Yes [ ] No
              results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           On March 11, 1999, the Company stated that it expects
                  to  report  a  pretax  loss  from  operations  not  to  exceed
                  $23,000,000  for  the  year  ended  December  31,  1998.  This compares to pretax income of $31,489,000 (subject to restatement as noted above) reported for the year ended December 31, 1997. Final amounts for 1998 and the restatement of 1997 are currently under review. The operating losses in 1998 were primarily associated with increased cost estimates in the third and fourth quarter for several newly designed, automated multi-station stamping presses currently in production at its Verson division.



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                           Allied Products Corporation
                           ---------------------------
                  (Name of Registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                             /s/(Robert Fleck)
                                              ----------------------------------
         Date:     March 31, 1999             By: Robert Fleck
                                                  Vice President Accounting and
                                                       Chief Accounting &
                                                       Administrative Officer